UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 6
to
ANNUAL REPORT

of
QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2019

SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Catherine Loubier
Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz	Alain Bélanger
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2019 (the “Annual Report”) as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(99.7) Excerpts from the “Update on Québec’s Economic and Financial Situation – Fall 2019”, November 7, 2019, comprised of:

•	Section A - Overview;

•	Section C - The Québec Economy: Recent Developments and Outlook for 2019 and 2020;

(99.8) Public Accounts 2018-2019, volume 1, Consolidated Financial Statements of the gouvernement du Québec for the fiscal year ended March 31, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 6 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Alain Bélanger

Name:	Alain Bélanger

Title:	Assistant Deputy Minister

Date: November 12, 2019